
NORTH BECK JOINT VENTURE
C/O JOHN MICHAEL COOMBS
2435 SCENIC DR
SALT LAKE CITY, UT 84109
KEYSTONE
SURVEY
PROPERTY
ATV Road
CHIEF CONSOLIDATED PROPERTY

Source: 2003 Juab County Plat Maps

400 0 400 Feet

Scale

Eureka Mills NPL Site, Eureka, UT

North Beck Joint Venture Property Lines

Date
March 2004

Figure
1

HDR
ONE COMPANY | *Many Solutions*



Tintic Junction and Eureka, Utah 7 1/2' Quadrangles
T.10 S., R.3 W
Final updated Map
Grate
Backfill
Wall
N
TINTIC PROJECT
Site Location Map
Juab County Sites
Drawn by: LAA
UTAH
NATURAL RESOURCES
Oil, Gas & Mining
Scale 1"= 1,100'
Sheet 2 of 7
EUREKA
(BM 6442)
Victoria Northwest Mine
North Beck Mine
Porphyry Flat
Retribution Mine
Ridge & Valley
Warrior Mine
Sacramento Mine
Snell Ranch
Reservoir
Eureka Cem
Hannifin Ranch
Garity Quarry
General Logan Mine
Evans Mine
Golden Ray Mine
Chief No 2
Godiva Tunnel
Tetro Shaft
Godiva Shaft
Mayday Shaft
Bradley
Jenny Lind Ridge
Hatfield Canyon
JUAB CO